

SEC ... COMMISSION ...549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 44574

SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH, D.C. 365 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Nichols Road
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Ye — 816-751-4221 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, CPA
(Name — *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 04 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF KANSAS
JENNIFER A. CRANE
My Appt. Exp. 7/19/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 436,760	$ 757,104
Commissions Receivable	61,164	44,822
Income Taxes Receivable Currently	55,414	-
Equity Securities - Not Readily Marketable	3,300	3,300
Prepaid Expenses	32,429	-
Furniture, Fixtures and Equipment - net	12,052	-
TOTAL ASSETS	$ 601,119	$ 805,226
LIABILITIES		
Accounts Payable	$ 51,645	$ 43,142
Income Taxes Payable Currently	-	92,486
TOTAL LIABILITIES	51,645	135,628
STOCKHOLDER'S EQUITY		
Paid In Capital		
Common stock, par value $.01, authorized 100,000 shares, 1,000 shares issued and outstanding	100	100
Additional paid in capital	14,900	14,900
Retained earnings	534,474	654,598
TOTAL STOCKHOLDERS' EQUITY	549,474	669,598
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 601,119	$ 805,226

The accompanying notes are an integral part of these financial statements.